SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of February, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by the Bank on February 17, 2005, regarding the Bank’s consolidated financial statements as of December 31, 2004 and 2003.

Banco de Chile and Subsidiaries

Consolidated Financial Statements
as of December 31, 2004 and 2003

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(Expressed in million of Chilean pesos)

ASSETS	2004	2003
	MCh$	MCh$

CASH AND DUE FROM BANKS	890,615.7	878,255.0

LOANS:
Commercial loans	2,867,288.1	2,708,178.4
Foreign trade loans	599,051.1	674,737.0
Consumer loans	691,851.1	603,401.9
Mortgage loans	819,881.6	1,156,230.3
Leasing contracts	343,852.7	275,679.8
Contingent loans	530,901.3	419,852.6
Other outstanding loans	936,202.1	452,016.9
Past due loans	84,685.3	108,140.6

Total loans	6,873,713.3	6,398,237.5
Allowance for loan losses	(153,741.7)	(183,938.0)

Total loans, net	6,719,971.6	6,214,299.5

OTHER LOANS:
Interbank loans	15,197.3	13,553.8
Investments purchased under agreements to resell	26,309.9	30,401.4

Total other loans	41,507.2	43,955.2

INVESTMENTS:
Government securities	913,656.0	1,035,505.3
Other financial investments	320,125.4	469,944.5
Investment collateral under agreements to repurchase	347,182.2	428,381.1
Assets held for leasing	26,842.9	25,111.4
Assets received in lieu of payment	16,129.8	16,017.9
Other non-financial investments	2.2	2.3

Total investments	1,623,938.5	1,974,962.5

OTHER ASSETS	235,087.8	233,299.6

FIXED ASSETS:
Bank premises and equipment, net	132,670.2	130,948.8
Investments in other companies	5,411.7	5,428.8

Total fixed assets	138,081.9	136,377.6

Total assets	9,649,202.7	9,481,149.4

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(Expressed in million of Chilean pesos)

LIABILITIES AND SHAREHOLDERS’ EQUITY	2004	2003
	MCh$	MCh$
DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,424,568.9	1,258,573.8
Time deposits	3,856,880.8	3,675,674.2
Other demand and time deposits	629,806.2	615,910.8
Securities sold under agreements to repurchase	349,086.0	437,409.5
Mortgage finance bonds	788,888.4	1,039,813.0
Contingent liabilities	532,172.0	419,879.5

Total deposits and other liabilities	7,581,402.3	7,447,260.8

BONDS ISSUED:
Bonds	181,515.0	3,205.1
Subordinated bonds	266,303.7	277,977.3

Total bonds issued	447,818.7	281,182.4

BORROWINGS FROM FINANCIAL INSTITUTIONS AND CENTRAL BANK:
Central Bank credit lines for renegotiation of loans	1,930.1	3,049.6
Other Central Bank borrowings	107,642.8	25,528.5
Borrowings from domestic financial institutions	26,399.0	51,129.5
Foreign borrowings	595,548.4	735,917.8
Other liabilities	44,846.5	61,090.1

Total borrowings from financial institutions and Central Bank	776,366.8	876,715.5

OTHER LIABILITIES	169,081.0	162,918.0

Total liabilities	8,974,668.8	8,768,076.7

MINORITY INTEREST	1.2	4.9

SHAREHOLDERS’ EQUITY:
Capital and reserves	520,473.6	575,276.3
Other equity accounts	1,431.3	3,974.7
Net income for the year	152,627.8	133,816.8

Total shareholders’ equity	674,532.7	713,067.8

Total liabilities and shareholders’ equity	9,649,202.7	9,481,149.4

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,
(Expressed in million of Chilean pesos)

	2004	2003
	MCh$	MCh$
OPERATING RESULTS:
Interest revenue	543,372.2	439,421.7
Gains from trading activities	20,280.4	25,688.7
Income from fees and other services	145,792.9	125,373.4
Gains from foreign exchange transactions	17,659.8	93,337.3
Other operating income	20,910.8	15,144.7

Total operating revenues	748,016.1	698,965.8
Less:
Interest expense	(214,900.3)	(209,339.4)
Losses from trading activities	(23,430.7)	(19,879.0)
Expenses from fees and other services	(27,478.2)	(25,060.2)
Other operating expenses	(12,383.6)	(17,207.2)

Gross margin	469,823.3	427,480.0
Personnel salaries and expenses	(136,599.0)	(128,329.0)
Administrative and other expenses	(87,726.5)	(81,846.7)
Depreciation and amortization	(17,303.8)	(19,694.2)

Net margin	228,194.0	197,610.1
Provision for loan losses	(42,119.7)	(38,844.7)

Total operating income	186,074.3	158,765.4

NON OPERATING RESULTS:
Non operating income	4,825.8	5,428.6
Non operating expenses	(12,887.5)	(10,738.1)
Equity participation in net income (loss) in investments in other companies	435.6	(1,250.9)
Net loss from price-level restatement	(7,465.7)	(4,137.0)

Income before income taxes	170,982.5	148,068.0
Income taxes	(18,353.6)	(14,249.5)

Income after income taxes	152,628.9	133,818.5
Minority interest	(1.1)	(1.7)

Net income for the year	152,627.8	133,816.8

“The complete financial statements, together with their respective notes and the corresponding report of the external auditors, are available at www.bancochile.cl , as well as at Banco de Chile Principal Offices”.

Héctor Hernández G.	Pablo Granifo L.
General Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2005

Banco de Chile

By:	/S/ Pablo Granifo L.
By: Pablo Granifo L. General Manager